NO ACT

P.E.
9-10-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of
Corporation Finance

Act 33
Section
Rule 902(b)
Public Availability 9-14-10



10013179

Received SEC
SEP 14 2010
Washington, DC 20549

September 14, 2010



10013160

Mr. Robert A. Boresta
Winston & Strawn LLP
200 Park Avenue
New York, NY 10166-4193

Re: Bursa Malaysia Securities Berhad and Bursa Malaysia Bonds Sdn Bhd

Dear Mr. Boresta:

In regard to your letter of September 10, 2010 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 14, 2010

Mr. Robert A. Boresta
Winston & Strawn LLP
200 Park Avenue
New York, New York 10166-4193

Re: Bursa Malaysia Securities Berhad and Bursa Malaysia Bonds Sdn Bhd
Incoming Letter Dated September 10, 2010

Dear Mr. Boresta:

This letter will confirm the response of the Division of Corporation Finance to your request to the Division that it designate (1) the market facilities of Bursa Malaysia Securities Berhad and (2) the electronic trading platform operated by Bursa Malaysia Bonds Sdn Bhd for the limited purpose of permitting the secondary market trading of certain "Shelf-Listed Bonds" (as defined in your letter) as "designated offshore securities markets" within the meaning of Rule 902(b) of Regulation S under the Securities Act of 1933. A copy of your letter is enclosed in order to avoid having to recite or summarize the facts set forth therein. On the basis of the facts presented, we hereby so designate Bursa Malaysia Securities Berhad and, for the limited purpose of trading certain "Shelf-Listed Bonds," the electronic trading platform operated by Bursa Malaysia Bonds Sdn Bhd.

Pursuant to delegated authority,

Paul M. Dudek
Chief
Office of International Corporate Finance

WINSTON & STRAWN LLP

200 Park Avenue, New York, New York 10166-4193
P: (212) 294-6700 F: (212) 294-4700

Electronic Letterhead

CHARLOTTE CHICAGO GENEVA LONDON LOS ANGELES MOSCOW NEW YORK NEWARK PARIS SAN FRANCISCO WASHINGTON, D.C.

WRITER'S DIRECT DIAL
212 294 4711

September 10, 2010

VIA E-MAIL

Mr. Paul Dudek
Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Application for Designation of Bursa Malaysia Securities Berhad and Bursa Malaysia Bonds Sdn Bhd as a "Designated Offshore Securities Market"

Dear Mr. Dudek:

We are writing to request that the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") (i) designate Bursa Malaysia Securities Berhad ("Bursa Securities"), a company established under the Companies Act of 1965 of Malaysia (the "Companies Act"), as a "designated offshore securities market" ("DOSM") within the meaning of Rule 902(a) of Regulation S ("Regulation S")[1] under the Securities Act of 1933, as amended (the "Securities Act"), and (ii) designate an electronic trading platform operated by Bursa Malaysia Bonds Sdn Bhd ("Bursa Bonds"), a company established under the Companies Act, as a DOSM for the limited purpose of permitting the secondary market trading of certain "Shelf-Listed Bonds" (issued in Malaysia, as described below) that will be listed on Bursa Securities (the "Shelf-Listed Bonds"), and are either traded on Bursa Bonds, or if not traded on Bursa Bonds, are reported to Bursa Bonds.

[1] *See* 17 C.F.R. § 230.901-905 (2000).

Overview

Bursa Malaysia Berhad

Bursa Malaysia Berhad ("Bursa Malaysia") is a public company established under the Companies Act that operates as an exchange holding company under Section 15 of the Capital Markets and Services Act 2007 of Malaysia (the "CMSA") that has been approved by the Malaysian Minister of Finance.[2] Through its wholly owned subsidiaries, Bursa Malaysia operates and provides a range of integrated exchange-related services including trading, clearing, settlement and depository services. Its subsidiaries include Bursa Securities, which provides, operates and maintains a securities market that is a securities exchange, and Bursa Bonds, which provides, operates and maintains a securities market that is a registered electronic facility for secondary bond market transactions. Other companies in the Bursa Malaysia Bhd Group of companies include Bursa Malaysia Derivatives Bhd, a futures and options exchange; Labuan International Financial Exchange Inc., an off-shore international financial exchange; Bursa Malaysia Securities Clearing Sdn Bhd, a clearing house for Bursa Securities ("Bursa Clearing"); Bursa Malaysia Derivatives Clearing Bhd, a clearing house for the futures and options exchange; Bursa Malaysia Depository Sdn Bhd, a central depository; Bursa Malaysia Depository Nominees Sdn Bhd, a nominee for the central depository and recipient of securities on deposit for custody or management; Bursa Malaysia Information Sdn Bhd, which provides and disseminates prices and other information relating to securities quoted on exchanges within the group, and Bursa Malaysia Islamic Services Sdn Bhd, which operates all Islamic Market businesses and activities initiated under Bursa Malaysia. Attached as Annex A is a chart that illustrates the corporate structure of Bursa Malaysia's core businesses.

This letter does not request any relief for transactions on exchanges and subsidiaries of Bursa Malaysia, other than for transactions in securities listed on Bursa Securities including transactions in Shelf-Listed Bonds that are issued in Malaysia and are traded either on Bursa Bonds or in over-the-counter ("OTC") trades that are reported to Bursa Bonds.[3]

Bursa Securities

Bursa Securities is the only stock exchange in Malaysia, and the only facility to trade equities in Malaysia. It traces its roots back to 1973.[4] It is approved as a stock exchange under Section 8 of

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[2] *See* Capital Markets & Services Act, Act No. 671 (2007), Malaysian Securities Legislation, CCH page 47,001 ("CMSA"). The CMSA regulates the ownership of an exchange holding company; No person may acquire 5.0 percent or more of the issued and paid-up share capital of Bursa Malaysia Berhad shares without first obtaining the prior approval of the Minister of Finance; CMSA § 25.

[3] The relief requested in this letter is limited to transactions in securities listed on Bursa Securities whether they are traded on Bursa Securities or OTC and secondary market trading of Shelf-Listed Bonds (issued in Malaysia) on the ETP, as well as Shelf-Listed Bonds (issued in Malaysia) traded OTC and reported to Bursa Bonds, in order that all equity securities that are listed on Bursa Securities and Shelf-Listed Bonds that are issued in Malaysia are covered for DOSM purposes. This letter is not seeking relief for any other instruments traded on Bursa Bonds, even if such trades are reported to Bursa Bonds. Each Shelf-Listed Bond has an ISIN code with a country of issuance prefix; bonds issued in Malaysia have an "MY" prefix.

[4] In 1973, the Stock Exchange of Malaysia and Singapore was divided into the Kuala Lumpur Stock Exchange Berhad and the Stock Exchange of Singapore. The Kuala Lumpur Stock Exchange was established in 1976 and took

the CMSA by the Securities Commission of Malaysia (the "SC"). The products traded on Bursa Securities are equity securities consisting of ordinary equity shares and non-equity shares such as structured warrants and debt securities. Bursa Securities has rules that regulate both persons authorized to trade - participating organisations ("POs"), known as the "Rules of Bursa Malaysia Securities Bhd" (the "Business Rules"), and rules that regulate listed companies. The Business Rules include requirements for the conduct of business, transactions, delivery and settlement, direct (off-exchange) business, fees and charges, financial resources, audits, inspections and investigations and disciplinary actions, and provide for a compensation fund.[5] The compensation fund is established pursuant to the CMSA for the purpose of compensating persons suffering monetary loss because of a defalcation, the fraudulent misuse of money or property by a director, officer, employee or representative of a PO or the insolvency of a PO as provided for under Section 152 of the CMSA.

The trading volume for Bursa Securities is posted on its website on a daily basis.[6] Its trading hours, including pre-opening, are from 8:30 A.M. to 12:30 P.M and from 2:00 P.M. to 5:00 P.M. Approximately 960 companies are currently listed on Bursa Securities.[7] For the period May 4, 2009 to April 30, 2009, monthly trading volumes on Bursa Securities ranged from 11 billion shares to 43 billion shares, with an average daily volume of 1.116 billion shares.

Bursa Bonds

Bursa Bonds is also a wholly-owned subsidiary of Bursa Malaysia. It provides, operates and maintains an electronic facility for the secondary market trading of debt securities consisting of both conventional and Islamic issuances, including Malaysian government securities, securities issued by Malaysia's central bank, instruments issued by Malaysia's national mortgage corporation, private debt securities and asset-backed securities issued by private or quasi-governmental agencies.[8] It is categorized as a registered electronic facility under the CMSA and referred to as an electronic trading platform (the "ETP"). It was established by Bursa Malaysia in March of 2008 to improve transparency, liquidity and efficiency in the Malaysian bond market by enabling dealers to place orders directly through the ETP instead of in the OTC market. The ETP operates side by side with the OTC market. It was developed based on a similar bond trading system in Korea.[9]

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over the operations of the Kuala Lumpur Stock Exchange Berhad in the same year. On April 14, 2004, the name was changed to Bursa Malaysia Berhad, following demutualization. *See* Bursa Malaysia History, http://www.bursamalaysia.com/website/bm/about_us/the_organisation/history.html

[5] The Business Rules also include requirements and qualifications applicable to POs and their personnel, including licensing and registration, and requirements for their organization and structure. Additionally, the Business Rules set forth requirements for PO's financial responsibility, capital adequacy and accounting. *See* Bursa Malaysia Securities Bhd., Business Rules (last updated July 6, 2009), http://www.bursamalaysia.com/website/bm/regulation/rules/bursa_rules/bm_securities.html [hereinafter *Bursa Securities Business Rules*].

[6] http://www.bursamalaysia.com/website/bm/market_information/market_statistics/equities/daily_scoreboard.html

[7] *See* http://www.bursamalaysia.com/website/bm/listed_companies/list_of_companies; because Shelf-Listed Bonds do not trade on Bursa Securities itself, Bursa Securities does not publish trading volume for Shelf-Listed Bonds.

[8] *See* http://www.bursamalaysia.com/website/bm/trading/bonds/instruments_traded.html.

[9] The ETP was built in collaboration with the Korea Exchange, Inc.'s technology subsidiary KOSCOM which has been instrumental in assisting Bursa Malaysia with the development of the ETP system. We note that the staff of the

The ETP is one of two electronic facilities ("REF") registered under Section 34 of the CMSA.[10] Bursa Bonds is the only REF that has been authorized to provide an automated trade matching facility and a facility for reporting OTC trades.[11]

Historically, secondary market trading of debt securities issued under FAST (defined below) took place in the OTC market. Transactions effected on the OTC market were reported on the Bond Information and Dissemination System ("BIDS") established and operated by BNM to provide market information to support primary and secondary trading in domestic bonds. All banks and money brokers who dealt in bonds in the secondary market became members of BIDS. Bursa Bonds was established for the primary purpose of providing a platform for the automated matching of trades for debt securities, as well as to take over the functions of BIDS. Accordingly, as of March 10, 2008, dealers could elect to trade debt securities either OTC or through the automated matching platform operated by Bursa Bonds. It is now mandatory that all OTC trades be reported to Bursa Bonds and not to BIDS.

The ETP's automated trading platform works in the same way as the trading platform of most exchanges in that it is order driven. Purchase and sale orders are matched based on price/time priority. Trades on the ETP are cleared and settled through the "Real Time Electronic Transfer of Funds and Securities System" operated by Malaysia's Central Bank, the Bank Negara Malaysia ("BNM") ("RENTAS") in accordance with the 'Rules on the Scripless[12] Securities Under RENTAS' issued by the BNM (the "RENTAS Rules").

The ETP provides facilities for the secondary market trading of debt securities issued through the fully automated system for issuing/tendering bonds ("FAST") operated by the BNM, which may be offered by open tender, or in a private placement.[13] Bursa Bonds provides facilities for the following:

Commission designated the Korea Exchange, Inc. as a DOSM, in a no-action letter. *See* NO-ACT, FSLR ¶79,480, Korea Exchange, Inc., (February 28, 2007).

[10] *See* CMSA § 34. An electronic trading platform is considered to be a stock market but comes under the category of a "Registered Electronic Facility." In Malaysia a stock market can be approved as a Stock Exchange, Registered Electronic Facility or Exempt Market. The classification depends on the types of products, investors and the size of the market.

[11] The other REF is only approved as a REF for the purpose of providing a system for publishing bid and ask price information, and does not have an automated trade matching facility or trade reporting requirement. Trades on the other REF are matched over the phone or via other non-electronic facilities.

[12] Scripless securities are issued in data entry form without a paper certificate.

[13] FAST was first launched by the BNM in 1996 to automate the tendering procedure for Government Securities/Bank Negara Papers and has undergone several phases of enhancement. FAST is designed to facilitate the primary issue of all debt securities which are issued on tender. The rules for FAST are issued pursuant to Section 126 of the Banking and Financial Institutions Act ("BAFIA"), which provides a uniform set of procedures and practices to govern the issuance and tendering of all debt securities captured under FAST. FAST membership is open to certain eligible investors as approved by BNM. The current list of FAST members is available on the FAST website main page.

(a) Reporting of all secondary market transactions whether on Bursa Bonds or OTC involving debt securities issued through FAST or in a private placement by its trading participant members ("TPMs") and executing participant members ("EPMs") (together, the "Dealers");[14]

(b) An electronic platform for the matching of bid and ask quotes for certain debt securities, i.e., Government Investment Issues, Malaysia Treasury Bills, Malaysia Islamic Treasury Bills, Bank Negara Monetary Notes, Bank Negara Islamic Monetary Notes and Private Debt Securities; [15] and

(c) A platform where the Dealers can advertise and negotiate for "one to one" deals in relation to any debt securities issued in FAST.

The Rules of Bursa Malaysia Bonds Sdn Bhd. (the "Bursa Bond Rules") set forth the requirements and qualifications for its participants, rules for automated order matching, facilities, advertising and negotiation, reporting and confirming OTC transactions, announcements and remedial actions.[16]

The trading volume for Bursa Bonds is posted on its website on a daily basis.[17] Its trading hours are from 9:00 A.M. to 12:30 P.M. and from 2:30 P.M. to 5:00 P.M. For the period May 1, 2009 through April 30, 2010, trading on Bursa Bonds[18] ranged from MYR 70.49 billion to MYR 140.90 billion with an average volume of MYR 101.19 billion.[19]

The Shelf-Listed Bonds

Shelf-Listed Bonds consist of any debt securities that are issued in Malaysia through FAST or in a private placement, which are listed on Bursa Securities for profiling purposes. The Shelf-Listed Bonds may be traded on Bursa Bonds or OTC. Shelf-Listed Bonds may be issued via FAST or via a private placement. The primary information[20] on Shelf-Listed Bonds issued domestically (including in a private placement) is posted in FAST and made available on the ETP for secondary market trading.[21] The information is also available on Bursa Malaysia's website.[22] The

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[14] *See infra*, discussion of TPMs and EPMs on page 14.
[15] Only certain debt securities are included. These are referred to on Schedule 3 of Rule Amendments to the ETP issued via a circular dated January 17, 2009. The Rules of Bursa Malaysia Bonds Sdn Bhd have not been updated to reflect these securities. This Schedule 3 is available at http://www.klse.com.my/website/bm/regulation/rules/bursa_rules/downloads/bm_GPM04_2009.pdf.
[16] *See* Rules of Bursa Malaysia Bonds Sdn Bhd, (last updated Jan. 16, 2009), http://www.bursamalaysia.com/website/bm/regulation/rules/bursa_rules/bm_bonds.html.
[17] http://www.bursamalaysia.com/website/bm/market_information/market_statistics/equities/daily_scoreboard.html
[18] Comprising order matching, negotiation and reporting of OTC trades.
[19] As of May 13, 2010 one Malaysian Ringgit ("MYR") was exchangeable into 0.31 United States Dollars.
[20] E.g., securities code, date of maturity, instrument, name of issuer, instrument type, coupon rate, and rating.
[21] Shelf-Listed Bonds issued in a private placement in Malaysia may be traded in Bursa Bonds in the secondary market. The group of investors in a private placements generally consist of large banks, unit trust funds, collective investment schemes, insurance companies and pension funds.
[22] The information on Shelf-Listed Bonds issued outside of Malaysia (not via FAST) is not available in FAST and is not captured in the ETP. Since there is no information pertaining to these bonds in its database, the ETP is not able

reporting, electronic trade matching, and negotiation facilities on Bursa Bonds are used for all debt securities traded in ETP, including those involving the Shelf-Listed Bonds.

Shelf-Listed Bonds are listed on Bursa Securities under an "Exempt Regime." A listing under this regime allows for securities to be listed but not quoted or traded on Bursa Securities. Therefore such securities may only trade OTC or on Bursa Bonds.[23]

Shelf-Listed Bonds may only be offered to or subscribed for by "sophisticated investors," which includes institutions and high net worth investors[24], and not retail investors. The offering documents for offerings to such sophisticated investors contain a "selling restriction clause" in the principal terms and conditions of the debenture that is disclosed in the offering documents. The selling restriction is also posted on the FAST website. An offer to persons who are not sophisticated investors would constitute a breach of Section 232(a) of the CMSA and a person that violates this requirement could be liable for a fine or imprisonment.[25]

Because the Shelf-Listed Bonds are only available to sophisticated persons they cannot trade on Bursa Securities, which is a retail market. The Shelf Listed Bonds are also not listed on Bursa Bonds. Bursa Bonds serves only as an electronic trading facility for the secondary trading of bonds and therefore does not maintain listings. The Shelf-Listed Bonds are not quoted or traded on Bursa Securities. They are traded OTC, or on Bursa Bonds. Trading on Bursa Bonds, or trading OTC and reporting to Bursa Bonds, affords such securities an alternative, more visible platform for trading, thus enhancing their profile to the investment community. For this reason, Bursa Malaysia has authorized the listing of Shelf-Listed Bonds on Bursa Securities, and their trading on or reporting to Bursa Bonds, and is seeking DOSM status for such trading.[26] The requirements for the listing of Shelf-Listed Bonds may be found in the listing requirements that are described below. Such restrictions are applicable at the time of the offering and issuance of the Shelf-Listed Bonds and for secondary market transactions. The restrictions apply so long as the Shelf-Listed Bonds are listed on Bursa Securities.

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to facilitate trading or reporting for such securities. This letter is not seeking relief for Shelf-Listed issued outside of Malaysia.

[23] *See infra*, "Listing Requirements and Disclosure Rules in Relation to Listing of Securities - *Listing of sukuk or debt securities under an Exempt Regime*."

[24] The term "high net worth investor" is not defined in the CMSA but is generally understood to mean a person who acquires securities as principal, where the aggregate consideration for the acquisition is not less than RM 250,000 (or the foreign currency equivalent) for each transaction; an individual whose total net personal assets exceed RM 3,000,000 (or the foreign currency equivalent); or a corporation with total net assets exceeding RM 10,000,000 (or the foreign currency equivalent) based on the last audited financial statements.

[25] Bursa Malaysia does not police compliance with this requirement. In the case of primary issuances, the responsibility is with the issuer and its principal adviser. In the case secondary market trades, the responsibility lies with certain authorized depository institutions ("ADIs") and investors are required to provide a declaration to the ADIs that they qualify as a "sophisticated investor."

[26] Although they will be listed on Bursa Securities, trading of Shelf-Listed Bonds on the ETP will be under the regulatory supervision of Bursa Bonds and not Bursa Securities. Bursa Bonds monitors and oversees trading activity on the ETP. *See infra*, "The Resale Safe Harbor – *3. Oversight by a governmental or self-regulatory body*."

Shelf-Listed Bonds mainly trade in the OTC market. In order to maintain price transparency for the Shelf-Listed Bonds whether they are traded OTC or on Bursa Bonds, it is mandatory for all OTC trades in such bonds to be reported through the reporting mechanisms on Bursa Bonds.[27]

The relief requested in this letter with respect to Bursa Bonds is limited to secondary market trading of Shelf-Listed Bonds (issued in Malaysia) on the ETP, as well as Shelf-Listed Bonds (issued in Malaysia) that are traded OTC and reported to Bursa Bonds, in order that in addition to having all equity securities that are listed on Bursa Securities covered for DOSM purposes, Shelf-Listed Bonds issued in Malaysia will also be covered for DOSM purposes.[28] We are not seeking relief for any other instruments traded on Bursa Bonds, or on any other instrument traded OTC and reported to Bursa Bonds.

Listing Requirements and Disclosure Rules in Relation to Listing of Securities

Listing Requirements

As of August 3, 2009, securities in Malaysia, are listed either on Bursa Securities' Main Market which is for established corporations or issuers, or the ACE Market which is for corporations from all business sectors.

The Bursa Securities Main Market Listing Requirements ("Main LR") and Bursa Securities ACE Market Listing Requirements ("ACE LR") each set forth requirements that must be satisfied by all applicants, listed issuers, management companies, trustees, their directors, officers, advisers or other persons to whom the Main LR and the ACE LR (collectively referred to as the "LR") are directed. Failure to comply with any of the requirements in the LR is considered a breach in respect of which actions may be taken and/or penalties may be imposed.[29]

Bursa Securities has discretion over the admission and continued listing of securities on its official list and may approve or reject applications for listing as it deems fit.[30] Bursa Securities also may approve applications for listing unconditionally or subject to such conditions as it deems fit. Where applicable, an applicant must first obtain approval from the SC, before the listing and quotation of any security will be considered by Bursa Securities.[31]

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[27] The primary information on the Shelf-Listed Bonds is reported, e.g., securities code, date of maturity, instrument, name of issuer, instrument type, coupon rate, and rating, will be posted in FAST and made available on the ETP.
[28] No securities are listed on Bursa Bonds. Bursa Bonds allows for the trading of debt securities that are not listed. These securities are not included in this application because they are not listed on Bursa Securities.
[29] *See* Bursa Malaysia Securities Berhad Main Market Listing Requirements (effective on August 3, 2009), Section 16.18 available at,
http://www.bursamalaysia.com/website/bm/regulation/rules/listing_requirements/downloads/bm_main_LR.pdf [hereinafter *Bursa Securities Main LR*]; and Bursa Malaysia Securities Berhad ACE Market Listing Requirements (effective August 3, 2009), Section 16.18 available at,
http://www.bursamalaysia.com/website/bm/regulation/rules/listing_requirements/downloads/bm_ace_LR.pdf [hereinafter *Bursa Securities ACE LR*].
[30] *See Bursa Securities Main LR*, Section 3.02; *Bursa Securities ACE LR*, Section 3.02.
[31] *See Bursa Securities Main LR*, Section 3.02; *Bursa Securities ACE LR*, Section 3.02. The SC must approve the issuance of any bonds issued in Malaysia.

Admission criteria

An applicant seeking to list on the Main Market must have at least 25% of the total number of shares for which listing (excluding treasury shares) is sought in the hands of at least 1,000 public shareholders holding not less than 100 shares each.[32] Bursa Securities may accept a percentage lower than 25% of the total number of listed shares if it is satisfied that such lower percentage is sufficient for a liquid market in such shares.

Special listing requirements apply to certain types of applicants, including an infrastructure project company, a closed-end fund, a management company of a real estate investment trust as well as a real estate investment trust, a management company of an exchange traded fund as well as an exchange traded fund, and a special purpose acquisition company. Foreign corporations seeking to list on Bursa Securities and companies seeking a secondary listing on Bursa Securities must comply with additional requirements including having a share transfer or share registration office in Malaysia.[33] A listed issuer seeking to list its debt securities must have not less than 100 holders of such debt securities holding not less than board lots of one hundred units each of the debt securities.[34]

An applicant seeking to list on the ACE Market must have at least 25% of the total number of shares (excluding treasury shares) for which listing is sought in the hands of at least 200 public shareholders holding not less than 100 shares each.[35]

Continuing listing obligations

The LR set forth requirements for the continuing listing obligations that must be complied with by a listed issuer, including, among others, the requirement that a listed issuer must ensure that at least 25% of its total listed shares (excluding treasury shares) are in the hands of public shareholders ("Required Public Shareholding Spread"). Bursa Securities may accept a percentage lower than 25% of the total number of listed shares if it is satisfied that such lower percentage is sufficient to provide for a liquid market in such shares.[36]

The LR also provides that, where the public shareholding spread of a listed issuer is 10% or less of the total number of listed shares (excluding treasury shares), Bursa Securities shall suspend trading of the securities of the listed issuer. Such suspension will be removed only upon full compliance with the Required Public Shareholding Spread and/or as may be determined by Bursa Securities.[37]

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[32] *See Bursa Securities Main LR,* Section 3.06.
[33] *See Bursa Securities Main LR*, Ch. 4A.03.
[34] A board lot represents 100 units.
[35] *See Bursa Securities ACE LR*, Section 3.10.
[36] *See Bursa Securities Main LR*, Section 8.02(1); *Bursa Securities ACE LR*, Section 8.02(1).
[37] *See Bursa Securities Main LR*, Section 16.02(2); *Bursa Securities ACE LR*, Section 16.02(2).

Disclosure Rules

Besides the information specifically required by the LR to be disclosed by a listed issuer, a listed issuer must adhere to the corporate disclosure policy prescribed under the LR. Unless it is excepted, a listed issuer must disclose to the public all material information[38] necessary for an informed investment decision and take reasonable steps to ensure that all who invest in its securities enjoy equal access to such information. A listed corporation is excepted from disclosure requirements only under exceptional circumstances. These exceptional circumstances are limited and constitute infrequent exceptions to the normal requirements for immediate public disclosure.[39] In such situations a listed issuer may temporarily refrain from publicly disclosing material information, provided that complete confidentiality is maintained and provided that the listed issuer also refrain from delaying disclosure for an unreasonable period of time. If the material information is believed to have been inadvertently disclosed to third parties or where the information has become generally available, through the media or otherwise, the listed issuer must immediately announce the information to Bursa Securities. The LR requires issuers to make immediate public disclosure of any material information that does not fall within the exceptional circumstances.[40]

Chapter 9 of the LR provides a guide for listed issuers to meet their disclosure obligations.[41] A Best Practices in Corporate Disclosure manual was issued in July 2004 by an industry task force set up by Bursa Securities to aid listed issuers in complying with the disclosure requirements under the Listing Requirements.[42] Bursa Securities is also in the process of developing further guidelines aimed at guiding listed issuers in complying with the disclosure obligations.

Listing of sukuk or debt securities under an Exempt Regime

Chapter 4B was introduced to the Main LR on December 8, 2008 to enable sukuk or debt securities to be listed on Bursa Securities' Main Market under an Exempt Regime.[43] This means that these securities may be listed on Bursa Securities by any issuer, listed or otherwise, but may not be quoted or traded on Bursa Securities, which is a retail market. Trading may only take place OTC or on Bursa Bonds. This regime is provided for issuers who intend to list on Bursa Securities for listing status and profiling purposes, and whose investor base is sophisticated.

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[38] Information is considered material if it is reasonably expected to have a material effect on: the price, value or market activity of any of the listed issuer's securities; or the decision of a holder of securities of the listed issuer or an investor in determining his choice of action.

[39] Examples of such exceptional circumstances include situations wherein immediate disclosure would prejudice the ability of the listed issuer to pursue its corporate objectives (i.e. public disclosure of a plan to acquire certain real estate which could result in an increase in cost of the desired acquisition), where the facts are in a state of flux and a more appropriate moment for disclosure is imminent, and where a company or securities laws may restrict the extent of permissible disclosure before or during a public offering of securities or solicitation of proxies.

[40] *See Bursa Securities Main LR*, Section 9.04 for a list of examples of events which may require immediate disclosure; *see Bursa Securities Main LR*, Section 9.19 for a list of events which listed issuers must immediately announce to the exchange.

[41] *See Bursa Securities Main LR*: Corporate Disclosure Policy (Parts B to H); Preparation of Announcements (Part I); Immediate disclosure requirements (Part J); Periodic disclosure requirements (Park K); Circulars and other requirements (Part L); and Disclosure requirements for specific listed issuers (Part M).

[42] *See* http://www.klse.com.my/website/bm/regulation/rules/listing_requirements/downloads/CDBP-final2004.pdf.

[43] The amendments were issued on Dec. 4, 2008.

These changes were made to promote the market for debt securities in Malaysia and expand the investment options for sophisticated investors, and are in line with the efforts of the BNM, the SC and the government of Malaysia to develop Malaysia as an international Islamic financial center. The relief requested in this letter would further facilitate this initiative.

Since the sukuk and debt securities issued under the Exempt Regime are intended only for sophisticated investors, and will not be quoted or traded on Bursa Securities, they are not subject to the approval of the SC in order to be listed. Paragraph 4B.03 of the LR provides that an issuer must submit its listing application through a corporate finance adviser that may act as a principal adviser under the SC's Principal Adviser Guidelines.[44] Short-term debt securities with an original maturity date of less than one year cannot be listed.[45] Bursa Securities may exercise discretion over the admission and continued listing of debt securities on Bursa Securities under an Exempt Regime and may approve or reject applications for listing as it deems fit.[46]

Generally, an issuer must issue an Information Memorandum/Offering Circular in connection with the listing.[47] This, however, does not apply where sukuk or debt securities are issued, or offered or guaranteed by a multilateral development bank, a multilateral financial institution, any government or entities wholly-owned by the government; or by a special purpose vehicle which is established by these issuers and where the ultimate credit risk exposures of the investors still reside with these entities. In such circumstances the issuance of a document setting out the principal terms and conditions of the sukuk or debt securities will be acceptable in place of an Information Memorandum/Offering Circular.[48]

An issuer must also comply with certain disclosure obligations, including announcing audited financial statements. Paragraph 4B.05 of the Main LR provides that an issuer must issue its financial statements and announcements in English and that it may prepare its financial statements in accordance with the approved accounting standards applicable in the issuer's home jurisdiction.[49] The issuer must also comply with continued listing obligations, including announcing annual audited financial statements.[50]

The issuer must immediately announce to the exchange any material information related to the sukuk or debt securities, any change in the terms, redemption or cancellation, amendment to the trust deed relating to the debt, if applicable, appointment or replacement of a trustee or fiscal agent, if applicable, and any change of its Shariah adviser appointed by the issuer as required

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[44] *See Bursa Securities Main LR*, Section 4B.03(1).
[45] *See Bursa Securities Main LR*, Section 4B.03(4).
[46] *See Bursa Securities Main LR*, Section 4B.03(5).
[47] *See Bursa Securities Main LR*, Section 4B.04(1). The purpose of the Information Memorandum/Offering Circular is to attract investors by providing information about the business and the affairs of the issuer as well as information about the securities. Generally, the Exchange or the SC prescribes and reviews the contents.
[48] The investors under an Exempt Regime are "sophisticated investors" and, therefore, neither the exchange nor the SC prescribes or reviews the contents of the Information Memorandum/Offering Circular. It is in the interest of the issuer to ensure that the documents contains clear and adequate information for its targeted investors to increase demand for its product. *See Bursa Securities Main LR*, Section 4B.04(2).
[49] *See Bursa Securities Main LR*, Section 4B.05.
[50] *See Bursa Securities Main LR*, Section 4B.07(2) .

under the SC's Guidelines on the Offering of Islamic Securities.[51] At least one month prior to the maturity date, an issuer must announce the maturity date of each issuance and an issuer which is a foreign corporation must concurrently announce to the exchange all information required to be publicly disclosed to its domestic regulatory authorities and other stock exchanges, if applicable.[52]

The obligations of the Main LR that are applicable to listing under an Exempt Regime are as follows:

(a) issuing financial statements and announcements in English;

(b) preparation of financial statements in accordance with the approved accounting standards applicable in the issuer's home jurisdiction;

(c) announcing immediately to Bursa Malaysia any material information, and any change in the terms of the securities, any redemption or cancellation of the securities, any amendment to the trust deed regulating the securities, any appointment or replacement of a trustee or fiscal agent, and any change of Shariah adviser appointed by the issuer;

(d) in the case of a foreign corporation, announcing to Bursa Malaysia concurrently all information required to be disclosed to its home country regulatory authorities and other exchanges;

(e) announcing its unaudited or audited financial statements covering the profit and loss position and the balance sheet position on a consolidated basis within the prescribed period 2 months after the close of the half year of the issuer's financial year, if any. The statements must state whether there is any abnormal circumstance that has affected or will affect the business and financial position of the issuer; and

(f) issuing to its sukuk or debt securities holders and providing to Bursa Malaysia, the issuer's annual audited financial statement, within 4 months after the close of the financial year of the issuer.[53]

The Resale Safe Harbor

The safe harbor in Rule 904 of Regulation S applies to offers or sales of securities effected by any person other than an issuer, a distributor (as defined in Rule 902(c)), an affiliate of an issuer or distributor (except any officer or director who is an affiliate solely by virtue of holding such position) or any person acting on behalf of any of the foregoing persons.[54] An offer or sale of securities that satisfies the conditions of Rule 904 is deemed to occur outside the United States and therefore is not subjected to the registration requirements of the Securities Act.

Among the conditions of Rule 904 is the requirement that the offer or sale must be made in an "offshore transaction."[55] Rule 902(h) provides, in relevant part, that an offer or sale is made in an

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[51] *See Bursa Securities Main LR*, Sections 4B.06 & 6.0; *see also* Securities Commission Guidelines on the Offering of Islamic Securities, Malaysian Securities Legislation, CCH page 33,856 available at, http://www.sc.com.my/eng/html/bondmkt/guidelines-islamic_PDF.pdf.

[52] *Id.*

[53] Under an Exempt Regime an issuer is not required to comply with certain other LR, such as the Admission Criteria in Chapter 3, the Continuing Listing Obligations in Chapter 16 and the Disclosure Requirements in Chapter 9.

[54] 17 C.F.R. § 230.904(a).

[55] 17 C.F.R. § 230.904(a)(1).

offshore transaction if the offer is not made to a person in the United States and (provided there has been no prearrangement in the United States) the transaction is executed in, on or through the facilities of a DOSM.[56] Rule 902(b) provides that a DOSM includes certain specific non-U.S. securities exchanges and markets listed in Rule 902(b)(1), as well as any other non-U.S. securities exchange or market designated by the Commission based upon its consideration of, among other things, the attributes specified in Rule 902(b)(2).[57]

Bursa Securities and Bursa Bonds each have all of the attributes specified in Rule 902(b)(2). Based upon the other factors set forth in this letter, we respectfully submit that the designation of each entity as a DOSM is appropriate. The specified attributes and their application to Bursa Securities and Bursa Bonds are set forth below:

1. Organization Under Foreign Law

The Companies Act regulates the incorporation of companies in Malaysia.[58] Pursuant to the Companies Act any company doing business or wishing to do business in Malaysia must register with the Companies Commission of Malaysia (the "CCM").

The CCM is a statutory body that regulates companies and businesses. Its main activity is to serve as an agency to incorporate companies and register businesses, as well as to provide company and business information to the public. The CCM ensures compliance with business registration and corporate legislation through enforcement and monitoring activities and serves as an authority on matters of corporate governance. The CCM is responsible for the administration and enforcement of the Companies Act, as well as other Malaysian legislation.[59]

The applicant company must include in its filing with the CCM, along with certain forms and fees, a Memorandum and Articles of Association. The Memorandum describes the company's name, its objectives, the amount of its authorized capital (if any) proposed for registration and its division into shares of a fixed amount. The Articles of Association describe the regulations governing the internal management of the company's affairs and the conduct of its business. A certificate of incorporation will be bestowed by the Registrar of Companies once registration procedures are completed and approved.[60]

Bursa Malaysia is a public company established under the Companies Act as a company limited by shares. It is listed on Bursa Securities. Bursa Securities and Bursa Bonds were both established under the Companies Act and are wholly-owned by Bursa Malaysia. The

[56] 17 C.F.R. § 230.902(h).
[57] 17 C.F.R. § 230.902(b).
[58] *See* Companies Act 1965, Act No. 125 (Malaysia).
[59] These include the following: Registration of Businesses Act 1956 (Act 197); Trust Companies Act 1949 (Act 100); Kootu Funds (Prohibition) Act 1971 (Act 28); any subsidiary legislation made under the acts specified above. *See* http://www.ssm.com.my/en/main.php.
[60] *See* Companies Act, Part III, Division 1, Malaysian Companies Legislation, CCH page 1,201; *see also* Companies Commission of Malaysia ("CCM") http://www.ssm.com.my/en/main.php.

Memorandum and Articles of Association of Bursa Malaysia set forth the objectives for which it is established.[61]

The business and affairs of Bursa Malaysia are managed by a Board of Directors, which has primary responsibility for its governance and management and fiduciary responsibility for its financial health. The Board of Directors is governed by the Companies Act, the CMSA and its Memorandum and Articles of Association. One third of the directors are "Public Interest Directors," appointed by the Malaysian Minister of Finance in consultation with the SC. One of the public interest directors will be appointed as the Non Executive Chairman of the board. One third of the directors are "Independent Non-Executive Directors," appointed through a Nomination and Remuneration Committee ("NRC") with the concurrence of the SC, as provided for in Bursa Malaysia's Memorandum and Articles of Association.[62] The remaining directors also are appointed through the NRC with the concurrence of the SC. With the exception of specific corporate decisions set forth in the Securities Laws, the Companies Act, the LR, and the Memorandum and Articles of Association, which require the approval of either the Minister of Finance or the SC or the passing of ordinary or special resolutions by shareholders, the Board of Directors has full authority to make all decisions. The Board of Directors also has the power to delegate specific functions and authority to its various committees, individual directors, or to Bursa Malaysia's management.

Bursa Malaysia's CEO is Yusli Mohamed Yusoff. The CEO oversees the chief operating officer, the chief information officer, the chief market operations officer, the chief financial officer and the chief regulatory officer. The chief regulatory officer, who also reports to the board, oversees the heads of the listing department, the regulatory policy and advisory department, the corporate surveillance and investigation department, the participants' supervision department, the market surveillance department, the enforcement department and the regulatory strategy department. Attached as Annex B is an organizational chart for Bursa Malaysia.

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[61] Included are the following: to carry on the business of an exchange holding company for any stock exchange, stocks and securities clearing house, futures exchange, futures contracts clearing house and central depository in accordance with the provisions of, and in particular the discharge of its duties under the CMSA, the Securities Industry (Central Depositories) Act, 1991 and the SC Act, 1993 (the "SCA") (collectively, the "Securities Laws"); to carry on the business of providing, operating or maintaining a stock market of a stock exchange in compliance with the Securities Laws, having regard to the interest of its members, and to act in the public interest having particular regard to the need for the protection of investors, and in relation thereto, to ensure as far as may be reasonably practicable, an orderly and fair market in the securities that are traded through its stock market facilities, formulate, amend and administer, and take appropriate action pursuant to the rules governing the conduct and activities relating to the trading of securities and governing the admission, quotation and listing of securities and manage risks associated with the business and operations of a stock market; and to carry on the business of providing, maintaining or operating a registered electronic facility under the CMSA in compliance with relevant laws.

[61] *See* Memorandum and Articles of Association of Bursa Malaysia Berhad (Company No. 3063) available at, http://www.bursamalaysia.com/website/bm/about_us/the_organisation/corporate_governance/.

[62] An independent director in essence means a director who is independent from management and free from any business or other relationship which could interfere with the exercise of independent judgment or the ability to act in the best interests of an applicant or a listed issuer.

2. *Association with a generally recognized community of brokers, dealers, banks, or other professional intermediaries with an established operating history*

Among the requirements for a PO under the Business Rules are that it "(a) be a company or corporation that is carrying on or is incorporated or established in Malaysia with the primary object of carrying out the business of dealing in securities or in the case of an Investment Bank, having as one of its objects, the carrying out of the business of dealing in securities; and (b) be the holder of a valid dealer's licence and has satisfied or will satisfy upon registration with Bursa Securities, the terms and conditions of, or imposed by the SC, related to such licence."[63] The Business Rules further require such PO to have satisfied or to satisfy upon registration with Bursa Securities certain specified financial requirements[64] and, unless otherwise permitted by the SC, for its principal business (or in the case of an Investment Bank, one of its businesses) to be that of dealing in securities. A PO is also required to maintain facilities and personnel that are adequate for the carrying out of its business of dealing in securities and to have all of its directors registered with Bursa Securities in accordance with Bursa Securities' rules, and to comply with such other requirements as prescribed in the Business Rules and/or by Bursa Securities from time to time.[65]

Persons who are authorized to trade on behalf of the PO are referred to as Dealer's Representatives ("DR"). Each DR must hold a Capital Markets Services Representative License for Dealing in Securities under the CMSA.[66]

As of April 30, 2010 there were approximately 34 stock broking companies (including six foreign brokers incorporated and located in Malaysia) registered as POs with Bursa Securities and offering services in the dealing of securities listed on Bursa Securities. Of these, 14 are categorized as investment banks. Investment banks hold a merchant banking license issued by the BNM under the BAFIA as well as a license in dealing in securities issued by the SC under the CMSA. As such, investment banks are able to offer a full scope of integrated capital market and financial services which include corporate finance, debt securities trading and dealing in securities. There are also other categories, i.e., Universal Brokers, Special Scheme (foreign) Brokers and Non Universal Brokers. Generally Universal Brokers can deal in securities listed on Bursa Securities and engage in other capital markets activities as well (futures brokering business, corporate finance activities, fund management, private debt securities, unit trust trading). Both Special Scheme Brokers and Non Universal Brokers may only trade in securities listed on Bursa Securities and engage in a very limited scope of corporate finance activities.

POs are regulated by both the SC and Bursa Securities.[67] Both SC and Bursa Securities issue guidelines and directives from time to time to further govern the conduct and activities of POs. As such, POs conduct and activities are regulated to ensure adherence to a high standard of

[63] A "licence" means a Capital Markets Service License ("CMSL") or a Capital Markets Services Representative's Licence ("CMSRL"). *See* CMSA § 61. *See Bursa Securities Business Rules*, Rule 302.1, Qualification. The application can be found at: http://www.sc.com.my/main.asp?pageid=230&menuid=222&newsid=&linkid=&type.
[64] *See Bursa Securities Business Rules*, Ch. 11. This chapter of the Business Rules sets forth Financial Resources Rules, Capital Adequacy Requirements and Accounting Requirements.
[65] *See Bursa Securities Business Rules,* Rule 404.1, General Conduct.
[66] *See* CMSA § 59.
[67] *See supra*, "Overview - *Bursa Securities*."

conduct. POs are also required to provide an undertaking to Bursa Securities to comply with the Business Rules.

DRs are also registered with Bursa Securities and are regulated directly by both the SC and Bursa Securities. DRs are licensed by the SC and must meet certain criteria before a license is issued under the CMSA. DRs are required to give an undertaking to be bound by the Business Rules at the time of registration with Bursa Securities and, as such, Bursa Securities can take action against DRs directly.

The persons that are authorized to deal in the secondary market trading of debt securities on Bursa Bonds consist of banks and money brokers. The category "trading participant members" consists of commercial banks, investment banks or Islamic Banks.[68] The category "executing participating members" consists of money brokers. TPMs can execute trades for their own account as well as for customers. EPMs can only execute trades for the account of customers. The majority of participating members on Bursa Bonds are TPMs. TPMs are required to be registered or licensed pursuant to the CMSA for the purposes of dealing in debt securities for their own account or for clients, and are required to be members of RENTAS. EPMs are required to be money brokers, as defined in the BAFIA,[69] and "registered persons" for the purposes of carrying on the business of dealing in debt securities within the meaning of the CMSA.[70] Thus, the licensed bond dealers and money brokers that trade on Bursa Bonds are regulated by both the SC and the BNM and are subjected to the requirements issued by these regulators.

Bond dealers and money brokers are not POs of Bursa Securities; the list of persons who are POs and bond dealers/money brokers is mutually exclusive. Debt securities issued in FAST may only be traded by TPMs and EPMs. These same entities may tender for debt securities issued pursuant to FAST, and trade debt securities on the ETP or in the OTC market.

Additionally, persons who deal on behalf of banks and money brokers ("Member Representatives") must be members of the Financial Markets Association of Malaysia (the "FMA"),[71] pass the relevant exams established by that association and hold a Capital Markets Services Representative License for dealing in securities under the CMSA.. Their conduct is regulated by both the SC and the BNM, as well as the FMA. The FMA has a well established set of code of conduct. It adopted ACI-The Financial Markets Association "The Model Code" for

[68] A list of trading participating members is provided on Bursa Malaysia's website at, http://www.bursamalaysia.com/website/bm/brokers/bonds/list_of_brokers_alpha.html.
[69] *See* BAFIA, Part I available at, http://www.bnm.gov.my/index.php?ch=14&pg=17&ac=14&full=1. "[L]icensed money-broker" means a money-broker licensed under § 6(4); "money-broker" means a person which carries on money-broking business; "money-broking business" means the business of arranging transactions between buyers and sellers in the money or foreign exchange markets as an intermediary in consideration of brokerage fees paid or to be paid, but does not include the buying or selling of Malaysian currency or foreign currencies as a principal in such markets. There are currently six executing participating members listed on Bursa Malaysia's website. A list is provided on Bursa Malaysia's website at,
http://www.bursamalaysia.com/website/bm/brokers/bonds/list_of_role_types.html.
[70] The CMSA defines a registered person to mean a person registered under CMSA § 76.
[71] The Financial Markets Association of Malaysia, also known as ACI Malaysia and by its natural language, Bahasa Malaysia, acronym PPKM (formerly known as Persatuan Forex Malaysia), was established in 1974. PPKM has a membership that includes staff from the treasury operations of Malaysia's financial institutions, including insurance companies.

the industry in May 2002. The association regulates the certification of Member Representatives. To qualify as a member of the association, a rigorous qualifying examination must be passed. Completion of the exams will provide the necessary certification to qualify for dealing in unlisted debt securities in Malaysia. The association has disciplinary powers over its members.

3. Oversight by a governmental or self-regulatory body

Malaysia is a federal constitutional elective monarchy.[72] The system of government is closely modeled on that of the Westminster parliamentary system, a legacy of British colonial rule. Bicameral legislative power is divided between the federal and state legislatures. Executive power is vested in the cabinet led by the Prime Minister.

The oversight and regulation of the financial markets and participants in such markets in Malaysia is shared by the BNM and the SC. The BNM's supervisory responsibilities include oversight of commercial banks, investment banks, merchant banks, money brokers, Islamic banks, development financial institutions and financial advisers. The SC is responsible for supervising stockbroking companies, futures broking companies, fund management, corporate finance, investment advice and financial planning, and providing guidance on corporate finance, investment advice and financial planning.[73] The Minister of Finance exerts influence on the direction of the financial markets through two principle avenues, by the appointment of key personnel to the various regulatory organizations as well as by the design and implementation of policies.

The SC is a statutory body formed under the SCA that is responsible for regulating and developing Malaysia's capital markets. It has direct responsibility for supervising and monitoring the activities of institutions involved in the capital markets and regulating all persons licensed under the CMSA. The SC's objective, as stated in its mission statement, is to promote and maintain fair, efficient, secure and transparent securities and futures markets and to facilitate the overall development of an innovative and competitive capital market. The SC reports to the Minister of Finance. It has the power to investigate and to enforce rules relating to the areas within its jurisdiction. The SC is a self-funding organization. Its income is derived from the collection of levies and application fees. The SC is required to submit an annual report to the Malaysian Parliament.

The SC has broad power to investigate wrongdoing and bring enforcement actions under the SCA as well as under the CMSA, including the power to withdraw approval given to operate a stock exchange and suspension of a stock exchange's activities.[74] The BNM has similar authority

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[72] The federal head of state of Malaysia is the Yang di-Pertuan Agong, commonly referred to as the King of Malaysia. The Yang di-Pertuan Agong is elected to a five-year term among the nine hereditary Sultans of the Malay states. The current King is Al-Wathiqu Billah Tuanku Mizan Zainal Abidin Ibni Al-Marhum Sultan Mahmud Al-Muktafi Billah Shah. His term began in December of 2006.

[73] The SC and BNM have also issued guidelines of note: The Malaysian Code of Conduct for Principals and Brokers in the Wholesale Money and Foreign Exchange Markets; Rules for Fully Automated System for Issuing/Tendering (FAST) issued by BNM; Rules on Regulated Short Selling.

[74] *See*, Chin Thye Choo, *A Comparative Study of the Enforcement and Regulatory Functions of the SC of Malaysia and the Australian Securities and Investments Commission* (2002).

over financial institutions under the Central Bank Act.[75] The CMSA imposes a statutory duty on Bursa Securities, as an approved exchange, to ensure "an orderly and fair market in the securities that are traded through its facilities and to ensure that its members and issuers of securities at Bursa Securities comply with the rules of Bursa Securities."[76] The SC oversees, supervises and monitors the listing, trading, clearing, settlement and depository activities of Bursa Malaysia and its subsidiaries, including Bursa Securities, Bursa Bonds and Bursa Clearing. The SC also supervises and has enforcements powers over the POs, TPMs, EPMS, DRs and Member Representatives as they are all licensed by the SC under the CMSA.

The SC is responsible to the Minister of Finance and presents or tables its annual report and accounts to the Parliament. It is empowered to investigate breaches of securities rules and regulations, enforce those rules and regulations and prosecute securities offenses.

Bursa Malaysia is the frontline regulator of the Malaysian capital markets and has the duty to maintain a fair and orderly market in the securities and derivatives that are traded through its facilities. As an integrated exchange, Bursa Malaysia also has the duty to ensure orderly dealings in the instruments traded through its facilities, and to provide orderly, clear and efficient clearing and settlement arrangements for transactions cleared and settled through its facilities. As is described on its website, "in furtherance of these duties, Bursa Malaysia has put in place a comprehensive and effective regulatory and supervisory framework to regulate the market and its participants, including the listed issuers and their directors and advisers, POs, TPMs, Clearing Participants[77], Authorized Depository Agents[78] and Authorized Direct Members."[79]

Bursa Malaysia has issued rules to stipulate the requirements that need to be met by the regulated entities either upon admission and/or on a continuing basis. It administers and monitors compliance with these rules with respect to both Bursa Securities and Bursa Bonds and initiates enforcement action for breaches of these rules. Bursa Malaysia actively supervises the listed issuers and brokers. It also undertakes surveillance over the trading activities in the marketplace, including activities on both Bursa Securities and Bursa Bonds.[80]

The regulation of market participants and activities differs under Bursa Securities and Bursa Bonds. Although under the CMSA Bursa Securities is not technically a self-regulatory-organization, in that the entities that it regulates, POs, are not considered its members, it is

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[75] *See*, Central Bank of Malaysia Act 2009.
[76] *Id.*
[77] *See* the discussion of Clearing Participants in section 7 below entitled "An organized clearance and settlement system" and accompanying footnotes.
[78] Authorized Depository Agent is a person appointed by Bursa Malaysia Depository Sdn Bhd under its rules to act as its agent including to facilitate the deposit of securities, open maintain and close securities accounts, make entries in securities accounts and collect fees and charges that it imposes.
[79] Authorized Direct Member is a person appointed by Bursa Malaysia Depository Sdn Bhd under its rules to operate and maintain directly securities accounts for itself and nominee accounts for its locally incorporated wholly owned companies..
[80] The surveillance is over POs and the banks and money brokers that trade on Bursa Bonds. For further information on the types of surveillance, *see* "The Resale Safe Harbor- *5. Reporting of securities transactions on a regular basis to a governmental or self-regulatory body.*"

nonetheless a regulatory body much in the same way as exchanges in the United States are regulatory bodies.[81]

Bursa Securities closely supervises the business conduct of POs (and their DRs) with the aim to achieve the following objectives:

- To ensure secure, fair and orderly trading environment through effective monitoring and supervision;
- To ensure adequate protection of investors who engage the services of the POs for trading; and
- To effectively monitor the activities of POs to ensure that POs are providing secure and trusted services to investors.

Supervision of POs is carried out in the following manner:

- Inspection - conduct scheduled and/or ad-hoc inspection visits to the office premises of POs with the focus to assess their degree of compliance, level of market conduct and adequacy of clients' assets protection;
- Compliance Monitoring– ensure timely reporting by POs, conduct analytical review on their periodic submissions and raise alerts when the need arises;
- Financial Monitoring- monitor the POs' financial condition and ensure their compliance with minimum financial requirements from various aspects;
- Registration– ensure all licensed POs, their key staff and licensed personnel are duly registered with Bursa Malaysia for monitoring purpose;
- Other- evaluate and process applications received from POs that require the prior consent of Bursa Malaysia before implementation, which includes applications for new business activity and the establishment of new office premises.

All POs are required to report their activities and the status of various areas of concern to Bursa Malaysia on a periodic basis, including the requirement that POs declare through regular submissions whether monies received from investors is properly safeguarded by being deposited in designated trust/segregated accounts. Bursa Malaysia verifies this information either during an inspection visit or off-site compliance monitoring. Enforcement and/or disciplinary actions have been taken against brokers for breaches of Bursa Malaysia Rules, directives and circular and cases of non-compliance with the CMSA. POs and their representatives are forwarded to the SC for further action.

Under the CMSA, a stock exchange is required to submit or cause to be submitted to the SC for its approval any proposed rules or proposed amendments to existing rules.[82] The SC also requires all amendments to the rules of Bursa Bonds to be submitted for approval. No amendment to the rules of a stock exchange, futures exchange or approved clearing house goes into effect unless it has been approved by the SC.[83]

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[81] We note that the Commission has issued a concept release that reexamines the traditional role of self-regulation and self-regulatory organizations. *See* Concept Release Concerning Self-Regulation, Release No. 34–50700; File No. S7–40–04; 69 F.R. 235 (December 8, 2004).
[82] CMSA § 9.
[83] *Id.*

Section 11 of the CMSA prescribes the duties of an exchange, including the duty to maintain fair and orderly markets and to take action to monitor and secure compliance with applicable regulations. An exchange is required to notify the SC immediately if it becomes aware of "(a) any matter which adversely affects, or is likely to adversely affect, the ability of any relevant person to meet its obligations in respect of its business of dealing in securities or trading in futures contracts, including the ability of any relevant person to comply with the minimum financial requirements as may be prescribed under the CMSA; or (b) any irregularity, breach of any provision of the securities laws or the rules of the exchange or approved clearing house, or any other matter which, in the opinion of the exchange, indicates or may indicate, that the financial standing or financial integrity of any relevant person or of the chief executive or directors of the relevant person is in question or may reasonably be affected."[84] Section 21 of the CMSA sets out the duties of an exchange holding company, including the duty to "ensure, insofar as may be reasonably practicable, an orderly and fair market and prudent risk management of its business and operations" and to "immediately notify the SC if it becomes aware of any matter which adversely affects or is likely to adversely affect the holding company or any subsidiary of the holding company from meeting its obligations."[85]

When an exchange reprimands, fines, suspends, expels or otherwise disciplines any relevant person, it is required, within seven days, to provide to the SC in writing: (a) the name and address of the business of the relevant person; (b) the reason for and the nature of the action taken; (c) the amount of the fine; (d) the period of suspension, if any; and (e) any other disciplinary action taken.[86]

Bursa Malaysia's regulatory activities are kept independent of its commercial activities in order to limit the potential for any conflict of interest. For this purpose, Bursa Malaysia has established regulatory committees to make significant regulatory decisions. The composition of these regulatory committees includes external industry experts in addition to independent directors and public interest directors of Bursa Malaysia. Committee members serve for a period of one year and are appointed pursuant to a recommendation by the Nomination & Remuneration Committee and are approved by the Board of Bursa Malaysia.[87] The regulatory committees are governed by a term of reference as set out in the Governance Model. This model is subject to review from time to time to mirror the changing business and regulatory environment. The SC is notified of such changes pursuant to the Guidance on the Regulatory Role of Bursa Malaysia. [88]

Bursa Malaysia policy is to take a very strict view of breaches to its rules and listing requirements as these breaches have the potential to undermine investor protection. It undertakes enforcement proceedings and actions and initiates legal action where necessary, to enforce its

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[84] *Id.* at § 11(5).
[85] *Id.* at § 21.
[86] *Id.* at § 11(6).
[87] http://www.klse.com.my/website/bm/regulation/structure/regulatory_committees.html
[88] The regulatory committees are as follows: Listing Committee – deciding on cases relating to the Bursa Malaysia Listing Requirements; Market Participants Committee – deciding on cases and making decisions relating to Bursa Malaysia Rules; Compensation Committee – deciding on claims made against compensation funds; Appeals Committee (comprised of members who are not involved in any of the regulatory committees above) - deciding on appeals from decisions of the regulatory committees with the exception of decisions made by the Compensation Committee in relation to claims made under the compensation funds for Bursa Securities and Bursa Derivatives.

rules and discipline participants on the exchanges, including violations on both Bursa Bonds (which is not a stock exchange) and Bursa Securities. Through these enforcement actions, Bursa Malaysia seeks to do the following:

- deter future breaches;
- educate the market;
- influence change; and
- enhance corporate governance

Each year, Bursa Malaysia makes inquiries and investigates potential rule breaches and depending on the conduct involved, and the facts and circumstances, will respond to the breaches or non-compliance including making referrals of potential and significant violations of the CMSA to the SC.[89]

Within three months after the end of each financial year, any approved stock exchange, futures exchange or exchange holding company is required to prepare and submit to the SC an annual regulatory report (the "ARR"), discussing the extent to which it has complied with the requirements under CMSA Section 11 (Duties of an Exchange) and Section 21 (Duties of an Exchange Holding Company), and its rules, during the financial year. Upon receipt of this regulatory report, the SC may, at any time it thinks necessary, (a) conduct a regulatory audit of the stock exchange, futures exchange or exchange holding company, as the case may be; (b) appoint any independent person to assist the SC in a regulatory audit; and (c) charge the costs related to the conduct of the regulatory audit to the stock exchange, futures exchange or exchange holding company, as the case may be.[90] The SC is required to submit to the Minister of Finance a copy of the report of the regulatory audit that it conducted.[91]

Bursa Malaysia has submitted ARRs to the SC after the end of each fiscal year since its demutualization on January 5, 2004. The ARR documents the extent to which Bursa Malaysia and its subsidiaries have complied with their duties and obligations under Section 11 and 21 of the CMSA and the relevant rules thereunder, including the regulatory commitment and accountability for Bursa Malaysia and its subsidiaries including Bursa Securities.[92] The oversight of Bursa Malaysia by the SC is exercised in the following ways: (i) by the continued supervision and monitoring by the SC of Bursa Malaysia and its subsidiaries' operations and activities; (ii) Bursa Malaysia's adherence to the "Guidance on the Regulatory Role of Bursa Malaysia Bhd issued by the SC to Bursa Malaysia on December 23, 2004;" (iii) the requirement that the SC approve (or exempt from such approval) all rules changes by Bursa Malaysia's subsidiaries; (iv) the SC's empowerment to examine the books documents, records and other information of Bursa Malaysia and its subsidiaries; (v) the rights of hearing and/or appeal afforded to market participants before any action is taken by Bursa's subsidiaries with regard to non-compliance with relevant rules; and (vi) the right of persons aggrieved by decisions of Bursa Malaysia's subsidiaries to apply to a court of law for review.

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[89] http://www.klse.com.my/website/bm/regulation/supervision_broker.html.
[90] The SC may also perform a regulatory audit of a registered electronic facility such as Bursa Bonds, under CMSA §34(2)(c).
[91] CMSA §16.
[92] Bursa Bonds is not required to be included in the ARR under CMSA §16.

Bursa Malaysia's ARR for its fiscal year ended December 31, 2009 concluded that Bursa Malaysia and its subsidiaries have complied with and fully discharged their obligations under Sections 11 and 21 of the CMSA.

Bursa Bonds is not an exchange but a Registered Electronic Facility (REF) registered under section 34 of the CMSA, which has a monitoring framework that runs parallel to, and encompasses, the existing requirements of the oversight supervisory bodies. Participants in the Malaysian bond market fall under the regulatory regime of one of two oversight supervisory bodies, i.e. financial Institutions are governed by the requirements of the BNM and other capital market participants are governed by the requirements of SC. Thus, participants in the bond market are not subject to Bursa Malaysia's supervision.

The reason that Bursa Malaysia does not exercise supervisory responsibilities over bond market participants includes the following:

(1) Bursa Bonds is not the only medium for the trading of bonds in Malaysia. Trades may also take place in the OTC market.

(2) Bursa Bonds, in taking over the operations of BIDS, is deemed to be operating a facility where BAFIA and BNM guidelines would apply. Under BAFIA, Bursa Bonds is prohibited from having access to the client names of member participants;

(3) Bursa Bonds as an REF is not empowered to take on front-line regulatory responsibilities, which means that it has limited supervisory powers and responsibilities that do not allow it to impose or regulate prudential standards and the maintenance of minimum financial resources, and give it limited access to perform audits, inspect or investigate.

Notwithstanding these limitations, and to ensure that Bursa Bonds' operations support an orderly and fair market, as well as protect investors, Bursa Bonds undertakes monitoring, market supervision and surveillance over trading, negotiation and reporting on Bursa Bonds. Bursa Bonds monitors the functionality of its trading systems and ensures compliance with its terms and conditions. Bursa Bonds monitors the activities of its member participants on the ETP. Bursa Bonds monitors end-of-day trade generated transactions, price and volume and analyses price and volume trends. It is responsible to ensure that there is an orderly and fair market in relation to all transactions carried out on the ETP. It is responsible for sending trade information to the market surveillance departments of BNM and SC on a timely basis, and for maintaining a central repository of price, volume and transaction information. Bursa Bonds is also responsible to oversee all audit trail information relating to trading, trade negotiation, price advertisement and trade reporting on the ETP, including cancellations and amendments. Bursa Bonds is to inform the SC and the BNM when it notices unusual activity such as price changes, volume and transaction activities and trends which it considers detrimental to the maintenance of an orderly and fair market. Should its members violate its rules or terms and conditions of participation, they will be subject to disciplinary action. Bursa Bonds will notify the BNM and the SC of possible violations and will pursue the charge upon conferring with the BNM and the SC, insofar as the violation involves a breach of its rules.

4. Oversight standards set by an existing body of law

Bursa Malaysia is an exchange holding company approved under Part II, Section 15 of the CMSA.[93] It operates a fully-integrated exchange, offering the complete range of typical exchange-related services including trading, clearing, settlement and depository services. The SC is the sole governing body of Bursa Malaysia.

The SC is subject to the oversight standards set forth in the SCA and the CMSA. The SCA provides that the SC has the following functions: (i) to advise the Minister of Finance on all matters relating to securities and futures industries; (ii) to regulate on all matters relating to securities and futures contracts; (iii) to ensure that the provisions of the securities laws are complied with; (iv) to regulate the take-over and merger of companies; (v) to regulate all matters relating to unit trust schemes; (vi) to be responsible for supervising and monitoring the activities of any exchange holding company, exchange, clearing house and central depository; (vii) to take all reasonable measures to maintain the confidence of investors in the securities and futures markets by ensuring adequate protection for such investors; (viii) to promote and encourage proper conduct amongst participating organizations, participants, affiliates, depository participants and all licensed or registered persons of an exchange, clearing house and central depository, as the case may be; (ix) to suppress illegal, dishonorable and improper practices in dealings in securities and trading in futures contracts, and the provision of investment advice or other services relating to securities or futures contracts; (x) to consider and make recommendations for the reform of the law relating to securities and futures contracts; (xi) to encourage and promote the development of securities and futures markets in Malaysia including research and training in connection therewith; (xii) to encourage and promote self-regulation by professional associations or market bodies in the securities and futures industries; (xiii) to license and supervise all licensed persons as may be provided for under any securities law; and (xiv) to promote and maintain the integrity of all licensed persons in the securities and futures industries. Pursuant to this authority the SC has extensive powers for the purpose of regulating the capital markets as a whole.[94]

The CMSA sets out the oversight standards for institutions such as stock markets, clearing houses and depositories and market intermediaries, that conduct capital market activities regulated under the CMSA. The rules that govern the activities of Bursa Securities and Bursa Bonds – the Business Rules and the Rules of Bursa Bonds – are subject to the approval of the SC. A breach of the rules is also an offence under the CMSA.[95]

The Guidelines on Regulation of Markets ("Guidelines")[96] are issued by the SC pursuant to Section 377 of the CMSA.[97] These Guidelines aim to provide the industry with a better understanding of how the SC will administer the law relating to markets, as provided under Part

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[93] *Id.* at §15.
[94] *See* SC Act 1993 §15, Malaysian Securities Legislation, CCH page 23,723.
[95] *See* CMSA §354.
[96] *See* Guidelines on Regulation of Markets (Sept. 28, 2007), http://www.sc.com.my/ENG/HTML/resources/guidelines/others/regulation_of_markets.pdf. [hereinafter *Guidelines*].
[97] *See* CMSA § 377.

II of the CMSA, and achieve its regulatory objectives.[98] These Guidelines also seek to clarify the factors that will be taken into consideration by the SC in regulating a cross-border market provider, i.e., a foreign dealer that sells in Malaysia, the factors that will be taken into consideration by the SC in determining the appropriate level of regulation to be imposed on a domestic or on a cross border market provider, and the type of electronic facilities captured by the stock market and futures market definitions provided under the CMSA.[99] The Guidelines also explain when an operator of an electronic facility may register its electronic facility as a "registered electronic facility" for the purposes of Part II, Section 34 of the CMSA.[100]

According to a statement on Bursa Malaysia's corporate governance practices made in compliance with paragraph 15.26 of the LR of Bursa Securities, Bursa Malaysia adheres to high standards of corporate governance practices under the leadership of its Board of Directors, as guided by the Malaysian Code of Corporate Governance, which was revised as of October 1, 2007.[101]

5. Reporting of securities transactions on a regular basis to a governmental or self-regulatory body

As described above, Section 16 of the CMSA requires Bursa Malaysia to prepare and submit its ARR to the SC within three months after the end of each fiscal year. The ARR describes the regulatory commitment and accountability of Bursa Malaysia and its subsidiaries, including their commitment to maintaining an orderly and fair market for securities and futures contracts traded on the market through the facilities of the subsidiaries.

Bursa Securities submits periodic reports to the SC on its off-site monitoring and reviewing of periodic regulatory submissions from POs on their compliance with the regulatory, operational, capital adequacy and prudential requirements of the rules and directives of Bursa Securities. Please refer to Annex C for a summary of certain of the periodic reports submitted to the SC.

Trading on Bursa Securities is under oversight surveillance. Trading information for Bursa Securities and Bursa Bonds is accessible by the SC on a daily basis. While brokers do not submit trade reports to Bursa Securities, Bursa Securities in fact generates a trade report for brokers on a daily basis. The surveillance division of Bursa Securities has a surveillance program in place to monitor trading. If there is an irregular pattern of trading activity observed on Bursa Securities, Bursa Securities will submit a report to the SC on the irregularities.

Bursa Securities' Equity Surveillance Department (the "ESD") conducts frontline surveillance and monitoring of market activities through available market information via a computerized surveillance system, which provides real-time monitoring of trading activities that aim to detect potential breaches of securities laws and the Business Rules. A surveillance report ("SR") with findings of suspected trading irregularities for further action by Bursa Securities' Participants'

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[98] *See Guidelines*, § 1 Purpose of Guidelines at 3.
[99] *See id.*
[100] *See Guidelines*, § 1.04 Purpose of Guidelines at 3.
[101] *See* Malaysian Code on Corporate Governance (2007), Malaysian Companies Legislation, CCH page 19,254.

Investigation Department and/or the SC is generated when possible violation of the securities laws and any breach of the Business Rules is observed.[102]

The ESD initiates an SR on insider trading cases according to the Insider Trading Guidelines that were agreed upon by the Market Surveillance Department of the SC on July 5, 2007. The objective of these guidelines is to provide a guiding framework to detect and initiate insider trading cases for submission to the SC. It is also intended to reduce ambiguities and judgment calls to the extent possible by providing pre-determined parameters and thresholds to ensure consistency in the treatment of each case.[103]

All OTC trades, including OTC trades in Shelf-Listed Bonds, are to be reported to Bursa Bonds within 10 minutes. Counterparties must confirm such information. Once this occurs, reports on trading information are to be made available to dealers on Bursa Bonds, and are to be reported on a daily basis to the SC and the BNM.

In order to ensure the reliability of the information reported by TPMs and EPMs, any suspected trade reporting errors will be highlighted to Bond Market Operation for further verification and corrections, if necessary. This is done in order to ensure accuracy of trade information posted into the system by the TPMs and EPMs.

The SC undertakes an oversight role on market conduct in trading on the secondary bond market. The oversight efforts serve to detect market abuses or breaches of securities laws, deter misconduct and enable timely enforcement actions. These efforts build and maintain confidence among market participants, promotes market integrity and foster greater professionalism among bond market intermediaries. The SC also works closely with the BNM to conduct inquiries or to take appropriate action on market participants, where necessary.

Bursa Bonds performs on-line monitoring and analysis to filter alerts triggered from the ETP Bond Surveillance System. It refers irregularities that have been detected to the SC for review and further action. The SC analyses the participants involved in the trading and inquires into suspicious trades that may indicate unethical practices, or breaches of applicable laws and rules.

Both the SC and Bursa Bonds rely on the ETP Bond Surveillance System to perform surveillance. The system captures real-time and historical trading information on all trades reported to Bursa Bonds.[104] The ETP Bond Surveillance Module used by the SC has various alert functions and may set parameters that are different from those used by Bursa Bonds.

6. A system for exchange of price quotations through common communications media

Neither Bursa Securities nor Bursa Bonds has a physical trading floor. All trades on Bursa Securities are executed through a fully automated trade matching system ("ATS") called Bursa

[102] Bursa Malaysia Annual Regulatory Report ("2007 ARR"), at p. 41, Ch. 5.
[103] 2007 ARR., p. 41-42.
[104] Included are OTC trades reported to Bursa Bonds through the ETP.

Trade Securities ("BTS").[105] In order to trade on Bursa Securities a customer must first open a Central Depository System ("CDS") account and a trading account with a PO. A DR will then be assigned to the customer. The DR can either be a salaried DR or a commissioned DR, i.e., a remisier.[106] The customer will give an order to the DR to buy or sell a specified number of shares of a company at a specified price.

Each PO has a front-end system terminal which gives the PO access into BTS. No one physically located in the United States has direct access through the computer screens into BTS. All orders electronically entered by a client will have to be routed to the POs' order management system before the orders can be entered into BTS.[107] A person who is authorized by the PO to enter orders into BTS is referred to as an ATS Operator. An ATS Operator may be a DR or a trading clerk. The ATS Operator enters orders into a front-end terminal in order to enter orders into the order book of Bursa Securities. Only market or limit orders may be entered. Once orders are entered, they are relayed through the POs front-end system to Bursa Malaysia's central computers. The order confirmation is immediately routed back to the originating PO. PO orders are matched automatically by the system. All prices at which orders are matched are determined by market forces of supply and demand through a process of bids and offers. In every transaction a security is sold to the highest bidder and purchased at the lowest offer. The price transacted for a buy order will either be at the same price keyed in, or lower, if the seller's price is below the buyer's price. For a sale transaction, the price will be the price entered into the system. Orders will always be matched at a better price.[108] Once the order is matched, a trade confirmation is printed out providing details such as the original order number, stock number, price and quantity matched and the counter-party PO. A DR in turn confirms with the client that it has bought or sold the specified number of shares and the price at which they were bought or sold. Information on the best five (5) bids and best five (5) offers, last done price and volume is available to the public through Bursa Securities' information dissemination system called MASA which is provided to POs and information vendors. The PO will then send out contract notes to the customer, providing details of the transaction, such as brokerage stamp duty and clearing fees payable as well as the cost of purchase or proceeds of the sale.

Bursa Securities allows for "direct business," i.e., off-exchange transactions. Direct business transactions are reported to Bursa Securities and cleared and settled by Bursa Clearing.[109] This information is also made public through an information dissemination system called MASA.

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[105] *See Bursa Securities Business Rules*, Rule 101.1, Definition. The Business Rules refer to the BTS system as an ATS system.

[106] A remisier is a commissioned agent of the Participating Organisation that is not a salaried employee of the company. A remisier shares commission on a 40/60 basis with the Participating Organisation.

[107] Bursa Malaysia's U.S. activity is limited. It has given presentations in the U.S. on Bursa Malaysia as a company and on the capital markets in Malaysia. Bursa Malaysia does not provide information on trading to U.S. media sources, U.S. regulators or U.S. companies. Bursa Malaysia does not advertise in the U.S. or in international publications with a circulation in the U.S. except for providing country reports (interviews with Bursa's CEO) to the Oxford Business Group and providing market data to information vendors based in the U.S. such as Bloomberg or IDC. No one in the United States has direct access through computer screens to Bursa Bonds. Neither Bursa Securities nor Bursa Bonds conducts any other activities in the U.S.

[108] For example, if a buy order is entered for RM6.00, it will be matched with the sell order of RM6.00 or below (below RM6.00), depending on which sell order was first entered into the order book.

[109] *See Bursa Securities Business Rules*, Rule 901.1, General Requirements.

There is no physical delivery of shares under the CDS. Instead, the CDS uses a book-entry system to keep track of the movement of shares that arises from trades affected on Bursa Securities.

The ETP provides centralized information on instruments issued via FAST for the primary market and a centralized price and trade repository and dissemination system for the secondary bond market in Malaysia. The ETP facilitates the trading and reporting of all secondary market activities. The key business components of the ETP are: (i) a central order book for matching, trade reporting and negotiation; (ii) a comprehensive dissemination system for price/yield and trade information; (iii) data storage for market history data; and (iv) a real time market surveillance system. The core ETP system interfaces with other systems such as FAST.

The Shelf-Listed Bonds may be traded on the ETP or OTC. Information regarding all trades reported and traded on the ETP are made public, including the trading volume transacted on the ETP. The bid and ask quotes for ETP order book transactions are available to participants and information vendors who have access to the ETP system or subscribe to information vendors with access to the ETP system. Generally, all information available on the ETP is available to participants. With respect to Shelf-Listed Bonds traded on the ETP, Bursa Bonds will have information on the bids and offers entered and once a trade is matched, the trading information will be disseminated. The information is available on the ETP itself and is also disseminated to all participants and information vendors. Advertisements of indicative prices by participants are also disseminated to all participants and information vendors. Information is made available to public by the BNM under the Bond Info Hub website. OTC trades in Shelf-Listed Bonds also must be reported to Bursa Bonds through the ETP. Information regarding bid and ask quotes for OTC transactions is not posted on the ETP, but once a trade is matched the trading information will be disseminated and made public.

Transactions that are available for execution on the ETP are Outright Buy and Sell ("OBS")[110] and When Issued ("WI")[111] transactions. (Reallotment, Repo or Securities Buy Back Agreements, and securities borrowing and lending activities are only available OTC but can be negotiated or advertised on the ETP).

Member Participants can carry out transactions on the ETP through 3 types of functions:

(i) Order Matching - the matching of identical orders placed by a buyer and seller into the pool which will automatically match according to the matching mechanism with a set of predefined matching principles described in the Business Rules.[112] Once matched, an

[110] Outright Buy and Sell is when a bond is bought or sold within standard terms and conditions stipulated in the normal bond trading environment.

[111] When Issued trading commences on the tender announcement date of all bond instruments after stock creation, traded either on price or yield and trading continues until the tender results are announced to the market.

[112] *See Bursa Securities Business Rules*, Rule 701.8, Order Matching. All orders shall be matched in priority of price and then time. Market orders shall have priority over limit orders. A buy order at the highest price and a sell order at the lowest price has priority over other orders entered for the same securities, and each order receives a time stamp upon entry. In the event that there are competing orders, or identical prices entered for the orders, the orders are matched in the order of time in which the orders are entered.

acknowledgement will automatically be sent to both parties. Order Matching may occur in an OBS or WI transaction;

(ii) Trade Negotiation - a process whereby a trader advertises quotes to selected participants. The respective parties may respond to the quotes advertised and negotiate electronically with the initiator to reach a favorable and agreeable price/volume. Trade Negotiation may take place in an OBS or WI transaction, or in a Repo/SBBA.

(iii) Trade Reporting - a function to report any trade concluded between a buyer and seller that has been traded outside the Bursa Bonds' system. The system allows the parties involved in OTC trades to report all transactions within ten minutes after the transaction is concluded regardless whether one or both of the parties to the transaction is a member participant. The reporting must be executed by a TPM or EPM who acted on behalf of the parties.

7. An organized clearance and settlement system

There is no physical delivery of securities for transactions on Bursa Securities or Bursa Bonds. All trades effected on Bursa Securities are cleared and settled through the facilities of Bursa Clearing. Bursa Clearing is a wholly-owned subsidiary of Bursa Malaysia that is approved to operate the clearing house under the CMSA. Bursa Clearing is governed by Clearing House Rules that set forth the requirement for the admission of clearing participants, participants' books and records requirements, the termination of participants and disputes between clearing members. Clearing Participants may be either other Trading Clearing Participants or Non-Trading Clearing Participants.[113] Each Trading Clearing Participant is required to comply with minimum financial requirements imposed by Bursa Malaysia. Bursa Clearing may institute disciplinary action against a clearing participant for acts of misconduct, and may institute actions and/or default proceedings against a Trading Participant unable to meet its obligations.

The Clearing House Rules set forth procedures and protocol for the clearing and settlement of securities transactions. The Clearing House Rules provide for a Clearing Guarantee Fund comprised of contributions by Trading Clearing Participants, appropriations from the resources of Bursa Clearing and such other resources as deemed appropriate by Bursa Clearing. The rules further provide for borrowing and lending by a clearing participant.

As discussed above, all transactions in Shelf-Listed Bonds, whether they are effected OTC or on the ETP, will be cleared and settled through RENTAS – the central clearing system operated by the BNM.

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[113] A Non-Trading Clearing Participant ("NTCP") is admitted by Bursa Securities Clearing SdN Bhd as a clearing participant to participate in the institutional settlement service provided by the Clearing House to clear and settle such transactions. A Trading Clearing Participant ("TCP") is a broker who clears and settles trades with the Clearing House. NTCPs are banks who provide custodial services to clients of brokers. Clients can opt to transfer their securities into their custodial accounts maintained by the NTCP. NTCPs do not clear or settle trades. They merely issue instructions to the TCP for securities to be credited into the client's account upon settlement of the trade.

RENTAS was introduced by BNM in July 1999 to reduce payment risks between banks. Other than the BNM, which owns and operates it, the participants in RENTAS include financial institutions licensed under the BAFIA and the Islamic Banking Act 1983,[114] and other institutions approved by the BNM such as Cagamas Bhd (National Mortgage Corporation).[115] RENTAS is comprised of the Interbank Funds Transfer System, which deals with large-value funds transfers, and the Scripless Securities Trading System, which books and settles government debt securities and unlisted private debt securities.[116]

The RENTAS system provides a mechanism to reduce settlement risk in scripless securities transactions with deliver-versus-payment settlement.

Analysis

As discussed above, in Regulation S the Commission designated certain exchanges as DOSMs.[117] Regulation S also specifically authorizes the Commission to approve any foreign securities exchange or non-exchange market as a DOSM. Pursuant to that authorization, the Commission has approved a number of foreign markets as DOSMs since Regulation S was adopted.

To qualify as a DOSM, a non-U.S. market must possess appropriate organizational and operational attributes. Rule 902(b) states that the "[a]ttributes to be considered in determining whether to designate an offshore securities market, among others, include:

i. Organization under foreign law;
ii. Association with a generally recognized community of brokers, dealers, banks, or other professional intermediaries with an established operating history;
iii. Oversight by a governmental or self-regulatory body;
iv. Oversight standards set by an existing body of law;
v. Reporting of securities transactions on a regular basis to a governmental or self-regulatory body;
vi. A system for exchange of price quotations through common communications media; and
vii. An organized clearance and settlement system."

As demonstrated above, Bursa Securities has each of the attributes specified in Rule 902(b)(2) of Regulation S for designation as a DOSM. Moreover, as described above, Bursa Bonds, with respect to trading in the Shelf-Listed Bonds through the facilities of the ETP, has each of the attributes specified in Rule 902(b)(2) of Regulation S for designation as a DOSM. In addition, OTC trades in Shelf-Listed Bonds that are reported to Bursa Bonds also should be considered as occurring on the DOSM for purposes of meeting the conditions in Regulation S. In this regard,

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[114] *See* Islamic Banking Act 1983, Act No. 276 (Malaysia).
[115] *See* Executives' Meeting of East Asia-Pacific Central Banks and Monetary Authorities ("EMEAP"), Payment Systems in EMEAP Economies, EMEAP Working Group on Payment and Settlement Systems (July 2002), available at http://www.emeap.org/emeapdb/upload/Publications/redbook.pdf.
[116] *See id.*
[117] 17 C.F.R. § 230.902(b).

we note that according to the Regulation S adopting release, for purposes of meeting the definition of an "offshore transaction" in Regulation S, "[i]n order to be considered a sale in, on or through the facilities of an offshore securities market, the sale must be effected outside the United States under the auspices and supervision of such a securities market, by or through a member of such market or any other person authorized to effect such sales" on that market. Moreover, "[t]ransactions in, on or through the facilities of a designated offshore securities market include all transactions reported to such market. Also included are trades executed between sessions, reported to the exchange and included in exchange trading volume."[118]

The fact that Bursa Bonds operates through an electronic exchange, rather than through a physical trading floor should not prevent the Commission from designating it as a DOSM for purposes of trading in the Shelf-Listed Bonds. Bursa Bonds monitors and surveils this trading activity and oversees the ETP. Bursa Bonds provides a summary of all ETP trades (as well as OTC trades reported through the ETP) to the SC and the BNM on a daily basis. If the price of the transaction is not "normal" the licensed bond dealers and the money brokers can be queried by these regulators.

We note that in a prior no-action letter issued to the Stock Exchange of Hong Kong Ltd., the Commission confirmed that the Growth Enterprises Market ("GEM"), a portion of the Stock Exchange of Hong Kong Ltd., qualified as a DOSM.[119] In that letter, the applicant noted the differences in the listing criteria for GEM and the Stock Exchange of Hong Kong Ltd. The applicant also noted that the same regulatory bodies that oversee the Stock Exchange also oversee GEM's activities.

While Bursa Bonds is not a part of Bursa Securities, and Bursa Bonds has its own set of rules and a different trading system than Bursa Securities, it nevertheless is subject to the same oversight as Bursa Securities by the SC and the BNM.

We also note that the Commission has granted DOSM relief to separate foreign markets. For example, in a letter issued to Barcelona Stock Exchange, the Commission permitted the Barcelona Stock Exchange, Bilbao Stock Exchange, Madrid Stock Exchange and Valencia Stock Exchange to each be classified as a DOSM under Regulation S.[120] In their letter requesting relief, these exchanges stated that the four Spanish stock exchanges operated as distinct markets linked together through an electronic continuous trading system. The exchanges stated that despite the strong relationships between one another, each of them was organized as a separate exchange with individual operations and all transactions carried out through the electronic continuous trading system were allocated to one of them, i.e., the exchange to which the member who enters the buy order belongs. Each exchange was managed and operated by an individual corporation. Similarly, Bursa Securities and Bursa Bonds operate as distinct markets. While Bursa Bonds and Bursa Securities are not linked together by a common trading system, they are under common ownership and are regulated under the same governmental system and many of the same rules

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[118] *See* Offshore Offers and Sales, Exchange Act Release No. 33-6863, [1989-1990 Transfer Binder] Fed. Sec. L. Rep. (CCH), at n.40 (Apr. 24, 1990).
[119] *See* Stock Exchange of Hong Kong Ltd., SEC No-Action Letter, [2000-2001 Transfer Binder] Fed. Sec. L. Rep. (CCH).
[120] *See* Barcelona Stock Exchange, SEC No-Action Letter, [2003-2004 Transfer Binder] Fed. Sec. L. Rep. (CCH).

and policies extend to both. Moreover, like the applicants in the Barcelona letter, Bursa Bonds and Bursa Securities each constitute a market with a clear "foreign locus," "subject to extensive home country regulation, in which investors cannot fairly be viewed as relying for protection on U.S. registration requirements."

Conclusion

This letter submits that since both Bursa Securities and Bursa Bonds have each of the attributes set forth in Rule 902(b)(2) of Regulation S, the Commission should designate Bursa Securities as a DOSM and it should designate transactions in Malaysian Shelf-Listed Bonds on Bursa Bonds effected through the facilities of the ETP, and OTC trades in such bonds that are reported to Bursa Bonds, as transactions that are executed in, on or through the facilities of a DOSM, for purposes of satisfying the requirements for an offshore transaction in Rule 902 and 904 of Regulation S.

Based upon the foregoing, we hereby request on behalf of Bursa Malaysia, that the Commission designate Bursa Securities as a "designated offshore securities market" and transactions in the Shelf-Listed Bonds described above that are effected on or reported to the ETP platform as occurring on a "designated offshore securities market" within the meaning of 902(b)(2) of Regulation S.

If you require additional information, please do not hesitate to contact the undersigned at (212) 294-4711, Edward J. Johnsen (212) 294-4741or Michael M.Philipp (312) 558-5905.

Very truly yours,



Robert A. Boresta

cc: Selvarany Rasiah-Chief Regulatory Officer
Edward Johnsen (W&S)
Michael Philipp (W&S)

ANNEX A

BURSA MALAYSIA AND ITS SUBSIDIARIES ORGANISATIONAL STRUCTURE


BURSA MALAYSIA
EXCHANGES
BURSA SECURITIES
BURSA DERIVATIVES
LFX
CLEARING, SETTLEMENT AND DEPOSITORY
BURSA CLEARING (S)
BURSA CLEARING (D)
BURSA DEPOSITORY
REGISTERED ELECTRONIC FACILITY
BURSA BONDS
BURSA COMMUNITY HOUSE (effective 17 Aug 2009)
BURSA MALAYSIA ISLAMIC SERVICES

Notes:

(1) All the above companies hold license issued by SC except for LFX (Labuan International Financial Exchange Inc) which holds license issued by LOFSA. Bursa Malaysia Islamic Services is not a licensed entity.

(2) The non-licensed subsidiaries not included in the above organization chart are Bursa Malaysia Information Sdn Bhd, Bursa Malaysia Depository Nominees Sdn Bhd and Yayasan Bursa Malaysia which is an associate company limited by guarantee.

ANNEX B

ORGANIZATIONAL CHART FOR 2010

The organizational structure of Bursa Malaysia, as of May 2010:


Chief Executive Officer
Dato' Yusli Mohamed Yusoff
CEO'S OFFICE
BUSINESS & MARKET DEVELOPMENT
Chief Operating Officer
Omar Merican
CORPORATE SERVICES
Chief Financial Officer
Nadzirah Abd Rashid
MARKET OPERATIONS
Chief Market Operations Officer
Devanesan Evanson
BURSA MALAYSIA DERIVATIVES
Chief Executive Officer
Chong Kim Seng
TECHNOLOGY & SYSTEMS
Chief Information Officer
Lim Jit Jee
REGULATION
Chief Regulatory Officer
Selvarany Rasiah
GROUP HUMAN RESOURCES
Chief Human Resources Officer
Siti Aishah Md Lassim

ANNEX C[121]

No	Name of Periodic Report	Frequency of reporting to the SC
1	Daily submission on Market Review and Margin Accounts of POs	Daily basis.
2	Weekly submission on the following: • Cash & bank balances • Banking facilities • Maintenance of margin • Clients' trust monies • Remisiers'/DRs' deposits • Over pledging of shares • Investment and error & mistake accounts • Securities Borrowing and Lending – list of clients with collateral below 102% • Securities borrowing and lending – potential fail trade	Weekly basis.
3	Monthly submission on the following: • Gearing Ratio and Margin Financing • Interest in suspense and Provision for bad and doubtful debts	Monthly basis.
4	Quarterly submission on the following: • Profit and Loss Statement of POs • Paid Dealer's Representative and Remisiers	Quarterly basis.
5	Failure To Deliver (Buying-in)	Currently reporting to SC for transaction exceeding 1,000 lots on an ad hoc basis and for transaction exceeding 500 lots on a weekly basis.

[121] 2007 ARR.